UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
151 Coffee, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Nevada
>
> *Date of organization*
> July 19, 2017

Physical address of issuer
8925 Sterling St, Suite 260, Irving, TX 75063

Current number of employees
340

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$29,916,629	$24,531,610
Cash & Cash Equivalents	$546,111	$421,664
Accounts Receivable	$0	$0
Short-term Debt	$1,424,825	$290,818
Long-term Debt	$10,510,388	$10,194,427
Revenues/Sales	$17,805,016	$13,931,915
Cost of Goods Sold	$9,102,172	$8,216,025
Taxes Paid	$0	$0
Net Income	-$843,456	-$1,264,025

Company's EBITDA

The Company's EBITDA for 2025 and 2024 was $2,012,208 and $1,013,013, respectively.

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April 30, 2026

FORM C-AR

151 Coffee, LLC

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 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 151 Coffee LLC, a Nevada Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at 151coffee.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C-AR. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

151 Coffee LLC (the "Company") is a Nevada Limited Liability Company, formed on July 19, 2017. The Company is currently also conducting business under the name of 151 Coffee.

The Company is located at 8925 Sterling St, Suite 260, Irving, TX 75063.

The Company's website is 151coffee.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

151 Coffee is a fast paced, high-energy drive through drink shop serving a selection of premium coffees, flavored teas, blended energy drinks, sodas, food and more. 151 Coffee is not your typical coffee shop. Fun and happiness drive our culture and music drives our speed, that's why we live by the 151 motto "it's a good day to have a good day."

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide raw materials like coffee beans, milk and sweeteners for our products.
We depend on these suppliers to meet the demands of our customers and conduct our operations. Our ability to meet customers' demand may be adversely affected if suppliers do not provide the agreed-upon supplies in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide these products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on

only one or two subcontractors or suppliers for a particular raw material or component of our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our products.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a retailer of food and beverage, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, but without limitation to, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial

results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the products we provide to customers, and damage our reputation, and cause a loss of confidence in our products, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with ongoing protection of our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be reduced.

Despite continual organizing attempts by labor unions, our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Mark Wattles, the Company's Founder & CEO of the Company. The loss of Mark Wattles could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses and franchises in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to [the complexity of our technology and] the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mark Wattles in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to his potential death or disability. Therefore, if Mark Wattles dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: [marketing and sales efforts, supply chain, etc.]. [Describe how a quarantine has or may in the future negatively affect your employees and their ability to perform their duties]. [Describe how a quarantine has or may in the future negatively affect your suppliers, their employees, and overall ability to fulfill orders]. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients, greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding our products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as milk and roasted coffee. In addition, we purchase and use significant quantities of plastic products to package our products. In recent periods, the prices of these materials have been priced above their respective averages and we have realized some negative effects from these high prices in the form of increased cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Green coffee beans and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that

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adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.

We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.

Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our restaurant is located on a leased premises. Our leases have terms of 10-15 years and provide for various renewal options as well as for rent escalations.

We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

We rely on licensees for the operation of our licensed restaurants, and we have limited control with respect to the operations of our licensed restaurants, which could have a negative impact on our reputation and business.
We rely on our licensees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the winter months affecting the first and fourth quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

151 Coffee is a fast paced, high energy drive through drink shop serving a selection of premium coffees, flavored teas, blended energy drinks, sodas, food and more. 151 Coffee is not your typical coffee shop. Fun and happiness drive our culture and music drives our speed, that's why we live by the 151 motto "it's a good day to have a good day."

Business Plan

151 Coffee is an emerging player in the "Fast, Fun, Friendly" drive-thru segment — with two key advantages: early development of a profitable model and leadership experience in rolling out large-scale national consumer businesses. 151 Coffee's plan is to leverage its traction and the founder's experience to pursue nationwide growth. Our aim is to build approximately 1,000 stores over the next 10 years, targeting $2 billion in revenue.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Wattles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder 07/20/2017 - Current CEO 07/20/2017 - Current Manager 07/20/17 - Current Member 07/20/2017 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO & Member - 151 Coffee LLC 07/20/2017 - Current

Education

High School Diploma

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mark Wattles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder 07/20/2017 - Current CEO 07/20/2017 - Current Manager 07/20/17 - Current Member 07/20/2017 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO & Member - 151 Coffee LLC 07/20/2017 - Current

Education

High School Diploma

Name

Mike Wattles

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP of Finance 01/20/2019-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP of Finance 151 Coffee, LLC 01/20/2019-Current Mike Wattles has been responsible for all duties and functions since January 20, 2019, reporting to Mark Wattles.

Education

Business Degree- BYU Marriott School of Business

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 340 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	100,000,000
Voting Rights	10 votes for each share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	As a result of the Q1 2026 offering, 151 Coffee Equity, LLC will own 2.4M shares of class B non-voting shares of 151 Coffee, LLC. 151 Coffee Equity, LLC holders will own an equivalent number of shares of 151 Coffee Equity, LLC.
Other Material Terms or information.	

Type of security	Class B LLC/Membership Interests
Amount outstanding	0 Outstanding December 31, 2025
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Dillanos Coffee Roasters
Amount outstanding	$1,000,000.00
Interest rate and payment schedule	8% interest only. Maturity date 02/28/26
Amortization schedule	Bullet payment due 02/28/26
Describe any collateral or security	
Maturity date	February 28, 2026
Other material terms	

Type of debt	Notes
Name of creditor	Wattles Capital Management LLC
Amount outstanding	6,054,624
Interest rate and payment schedule	10% Interest Only
Amortization schedule	Bullet payment due 01/01/27
Describe any collateral or security	
Maturity date	January 1, 2027
Other material terms	

Type of debt	Line of credit
Name of creditor	Wattles Capital Management LLC
Amount outstanding	3,309,854
Interest rate and payment schedule	10% Interest Only
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2028
Other material terms	

The total amount of outstanding debt of the company is $11,935,213, which includes $1,420,731 in finance leases and a $150,000 Economic Injury Disaster Loan.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	2.4M	$3M	New Locations & Working Capital	December 2, 2025 – March 29, 2026	Regulation CF

Ownership

In 2025, 151 Coffee LLC, a private company, was wholly owned by Wattles Capital Management ("WCM").

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Wattles Capital Management	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

NET REVENUE (Revenue after Discounts and Refunds) grew from $13.9 million in 2024 to $17.8 million in 2025, a 27.8% increase. This was primarily due to the addition of two new locations in 2025, maturity of existing locations and new customer acquisition.

EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) grew from $1.0 million and in 2024 to $2.0 million in 2025, a 100% increase. This was primarily due to improved labor and COGS efficiency resulting in increased Gross Profit Margin, offset by increased Selling, General and Administrative expenses to support a larger store count.

Liquidity and Capital Resources

The Company initiated an offering pursuant to Regulation CF on December 2, 2025 which it concluded on March 29, 2026, raising a total of $3.0 million. The Company believes its liquidity from its balance sheet, current operations and positive cash flows is sufficient to execute existing business plans through the next year.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: A $5.0 million line of credit, of which, $3.31 million was drawn as of 12/31/25.

Capital Expenditures and Other Obligations

The Company has no commitments to make any material capital expenditures in the future.

Material Changes and Other Information

None

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Wattles Capital Management, LLC
Relationship to the Company	Wattles Capital Management is the sole shareholder of 151 Coffee, LLC
Total amount of money involved	$9,364,478
Benefits or compensation received by related person	Wattles Capital Management receives interest for the loan at the rate of 10%.
Benefits or compensation received by Company	The Company has access to growth capital and working capital.
Description of the transaction	Wattles Capital Management, LLC has loaned the Company $5.0 million through a term loan and a $2.8 million through a line of credit as of 12/31/25. An additional $1.05 million and $0.5 million, respectively, remain outstanding on these debt facilities as paid-in-kind interest.

Company Intellectual Property

Related Person/Entity	151, LLC
Relationship to the Company	151, LLC is owned by Wattles Capital Management
Total amount of money involved	$1.16M
Benefits or compensation received by related person	Fees typical of franchisees of other similar concepts: 4.5-7% of Gross Sales, 1-2.5% in brand and technology fees, and at some point in the future a potential mark up on products sold by 151, LLC
Benefits or compensation received by Company	151 Coffee, LLC receives support services typical of franchisees of other similar concepts together
Description of the transaction	151 Coffee, LLC owns and operates coffee shops using the 151 Concept (includes all trade dress and trademarks related to the 151 Coffee business) which is owned by 151, LLC. 151 Coffee pays royalties and other fees such as Brand fees & Tech Fees for support services provided by 151, LLC.

Related Person/Entity	Mark Wattles
Relationship to the Company	CEO/Manager
Total amount of money involved	$0.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Currently Mark Wattles is not compensated by 151 Coffee, LLC. At some point the Company anticipates entering into to either an employment arrangement or a management agreement with Mark Wattles or one of his affiliated companies.

Company Current Interest in Property

Related Person/Entity	Wattles Capital Management, LLC who owns 50% of WG Real Estate.
Relationship to the Company	Sole shareholder of 151 Coffee, LLC
Total amount of money involved	$396,550.00 in annual rent
Benefits or compensation received by related person	Leases of properties to operate 151 Coffee stores for 15 years as described above.
Benefits or compensation received by Company	Leases of properties to operate 151 Coffee stores for 15 years as described above.
Description of the transaction	For description, see Company Rent with WG Real Estate below

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Wattles Capital Management, LLC who owns 50% of WG Real Estate.
Relationship to the Company	Sole shareholder of 151 Coffee, LLC
Total amount of money involved	$396,550.00
Benefits or compensation received by related person	Receives $396,550.00 in annual rent
Benefits or compensation received by Company	Leases of properties to operate 151 Coffee stores in for 15 years as described above.
Description of the transaction	WG Real Estate, LLC is the landlord to two of 151 Coffee, LLCs stores. One in Lawrence, KS and one in Manhattan, KS. The leases of both the sites include the land, building and improvements as needed by 151 Coffee. Both are 15 year leases with terms typical of drive through real estate sites.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Mark Wattles
(Signature)

Mark Wattles
(Name)

CEO, Manager, Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Audited Financials



151 Coffee, LLC
(the "Company")
a Nevada Limited Liability Company

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: 151 Coffee, LLC Management

Opinion:
We have audited the accompanying financial statements of the Company, which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Restatement of Previously Issued Financial Statements
As discussed in Note 2 to the accompanying financial statements, the accompanying 2024 comparative balance sheet, and the related 2023 opening balances where applicable, have been restated to correct a material misstatement related to the accounting for right-of-use assets and lease liabilities. We have audited the adjustments that were applied to restate the 2024 comparative balance sheet and the related 2023 opening balances, and in our opinion, such adjustments are appropriate and have been properly applied. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the

aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
April 28, 2026

151 COFFEE, LLC
BALANCE SHEETS

AS OF DECEMBER 31,		2025	2024 (As restated)
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	546,111	421,664
Inventory		240,812	218,753
Other Receivables		112,606	314,554
Prepaid and Other Current Assets		543,438	165,113
Total Current Assets	$	1,442,967	1,120,084
Non-Current Assets:			
Property & Equipment, net		10,058,483	10,396,104
Intangible Assets, net		7,475,735	6,110,767
Right of Use Assets		10,931,913	6,897,624
Other Assets		7,531	7,031
Total Non-Current Assets		28,473,662	23,411,526
TOTAL ASSETS	$	29,916,629	24,531,610
LIABILITIES AND EQUITY			
Current Liabilities:			
A/P and Accrued Expenses		1,422,205	877,707
Interest Payable		4,688	7,770
Unearned Revenue		359,869	275,314
Loans Payable-ST		1,000,000	15,234
Finance Leases - ST		424,825	275,584
Right of Use Leases - ST		527,257	395,757
Total Current Liabilities	$	3,738,844	1,847,366
Non-Current Liabilities:			
Loans Payable-LT		150,004	1,150,004
Term Loan -Related Party		6,054,624	5,614,244
Line of Credit -Related Party		3,309,854	2,578,924
Finance Lease - LT		995,906	851,255
Right of Use Leases - LT		11,288,761	7,267,725
Total Non-Current Liabilities		21,799,149	17,462,152
TOTAL LIABILITIES	$	25,537,993	19,309,518
EQUITY			
Member's Capital		6,807,000	6,807,000
Accumulated Deficit		(2,428,364)	(1,584,908)
TOTAL EQUITY		4,378,636	5,222,092
TOTAL LIABILITIES AND EQUITY	$	29,916,629	24,531,610

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Net Revenue	$	17,805,016	13,931,915
Cost of Sales		9,102,172	8,216,025
Gross Profit	$	8,702,844	5,715,890
Operating Expenses			
Selling, General and Administrative Expenses		6,693,946	4,702,095
Depreciation and Amortization		1,736,934	1,340,163
Total Operating Expenses		**8,430,880**	**6,042,258**
Total Income (Loss) from Operations	$	**271,964**	**(326,368)**
Other (Income) Expense			
(Gain)/Loss on Sales of Assets		(3,310)	782
Interest Expense		1,118,730	936,875
Total Other (Income) Expense		**1,115,420**	**937,657**
Net Loss	$	**(843,456)**	**(1,264,025)**
EBITDA (Earnings before interest, tax, depreciation & amortization)			
Interest Expense		1,118,730	936,875
Depreciation and Amortization		1,736,934	1,340,163
EBITDA	$	**2,012,208**	**1,013,013**

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Amount	Retained Earnings (Deficit)	Total Members' Equity
Beginning balance at 1/1/24	$6,807,000	$(320,883)	$6,486,117
Contribution	-	-	-
Distribution	-	-	-
Net loss		(1,264,025)	(1,264,025)
Ending balance at 12/31/24	$6,807,000	$(1,584,908)	$5,222,092
Contribution	-	-	-
Distribution	-	-	-
Net loss	-	(843,456)	(843,456)
Ending balance at 12/31/25	$6,807,000	$(2,428,364)	$4,378,636

See Accompanying Notes to these Audited Financial Statements

151 COFFEE, LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(843,456)	(1,264,025)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation and Amortization		1,736,934	1,340,163
(Gain)/Loss on disposal of property and equipment		(3,310)	782
Non-cash lease expense		118,247	185,107
Increase in paid-in-kind interest		721,310	743,211
Net changes in assets and liabilities:			
Inventory		(22,059)	280,856
Prepaid and Other Assets		(33,651)	(221,458)
A/P and Accrued Expenses		547,558	36,450
Interest Payable		(3,082)	(3,084)
Unearned Revenue		84,555	69,322
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		3,146,501	2,431,349
Net Cash provided by Operating Activities	$	2,303,045	1,167,324
INVESTING ACTIVITIES			
Purchase of property & equipment		(876,095)	(2,785,723)
Purchase of intangible assets		(1,375,001)	-
Proceeds from the sale of assets		9,261	6,780
Net Cash used in Investing Activities	$	(2,241,835)	(2,778,943)
FINANCING ACTIVITIES			
Borrowing (Payments) under other long-term debt		(15,234)	(36,304)
Borrowing (Payments) under the term loan		-	-
Borrowing (Payments) under the line of credit		450,000	1,350,000
Proceeds from (payments on) finance leases		(371,529)	(321,835)
Member's Capital		-	-
Net Cash provided by Financing Activities	$	63,237	991,861
Cash at the beginning of the period		421,664	1,041,422
Net Cash increase (decrease) for period		124,447	(619,758)
Cash at the end of the period	$	546,111	421,664
Cash paid during the year for:			
Interest		$393,150	$204,100
Income taxes		-	-
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Assets purchased through finance leases		$665,421	$1,019,134
Right-of-use assets recognized on operating leases		$4,545,568	$3,279,650

See Accompanying Notes to these Audited Financial Statements

151 Coffee, LLC
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

151 Coffee, LLC ("the Company") is a Nevada limited liability company established in 2017. It originally operated as a subsidiary of 151, LLC, a separate Nevada entity that owns the 151 brand and related trademarks. 151, LLC is owned by Wattles Capital Management LLC and managed by Mark Wattles. Through December 31, 2022, the Company's financial results were consolidated with those of 151, LLC for both internal and tax reporting purposes. A subsequent spin-off was completed on December 31, 2022, for the primary purpose of 151 Coffee, LLC becoming the entity that owns all 151 Coffee stores that are owned and controlled by Mark Wattles and/or Wattles Capital Management. Headquartered in the Dallas–Fort Worth metro area, the Company operates under the 151 Coffee brand, generating revenue from the sale of specialty coffees, teas, energy drinks, sodas, smoothies, refreshers, and food offered through both walk-up and drive-thru service formats. Since opening its first store in 2017, the Company has expanded to 12 locations in the Dallas–Fort Worth region and three in Kansas, as of December 31, 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Restatement of Previously Issued Statement of Financial Position

The Company's balance sheet as of December 31, 2024 was previously issued and has been restated to correct a material misstatement related to the accounting for right-of-use assets and lease liabilities arising from lease arrangements accounted for under ASC 842. The underlying errors originated in periods prior to 2024, including 2023. The correction has been reflected by retrospectively adjusting the previously issued balance sheet and the related opening balances, as required by U.S. GAAP for the correction of an error.

This correction resulted in an increase in right-of-use assets and the related lease liabilities and did not have a material effect on the statements of operations, cash flows, or changes in members' equity for any of the periods presented. A reconciliation of the previously reported and restated amounts for the affected financial statement line items is presented below for the year ended December 31, 2024.

Financial Statement Line Item	As Previously Reported (2024)	Adjustments	As Restated (2024)
Balance Sheet			
Right-of-use assets	4,863,493	2,034,131	6,897,624
Right of use liability	5,629,350	2,034,131	7,663,481

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Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $546,111 and $421,664 in cash and cash equivalents as of December 31, 2025, and December 31, 2024, respectively.

Other Receivables

Other receivables are recognized when amounts are due to the Company for reimbursement or repayment of expenses advanced on behalf of third parties. These receivables are stated at estimated net realizable value, with periodic reviews conducted for collectability. An allowance for doubtful accounts is established if collection becomes doubtful.

The Company's other receivables primarily represent reimbursements for new store opening costs and rent payments made by the Company prior to store openings for locations operated under license from 151, LLC. 151, LLC is a separate legal entity and operates independently as licensor of the 151 Coffee brand. No ownership or control relationship exists between the two entities. Management anticipates full collection of the outstanding receivable in the ordinary course of business, and accordingly, no allowance for doubtful accounts has been recorded for this balance.

As of December 31, 2025, and 2024, the balance of other receivables was $112,606 and $314,554, respectively.

151 Coffee, LLC
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

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Inventory

Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Inventory consisted primarily of beverage ingredients and related supplies. Inventory balances were $240,812 and $218,753 at December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and any resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

Equipment acquired under finance leases is classified as equipment held under finance leases and is included in property and equipment. At commencement, such equipment is recorded at the present value of future lease payments, in accordance with ASC 842. Depreciation of equipment held under finance leases is provided on a straight-line basis over the lease term of the asset. The related finance lease liability is presented separately on the balance sheet and further described in Note 4.

The Company reviews the carrying value of property and equipment, including equipment held under finance leases, for impairment whenever events and circumstances indicate that the carrying value may not be recoverable from estimated future cash flows. In cases where undiscounted expected future cash flows are less than carrying value, an impairment loss is recognized equal to the excess of carrying value over fair value. Management considers current operating results, trends, and prospects, the manner in which the property is used, and the effects of obsolescence, demand, and competition in its assessment. Based on this assessment, there was no impairment for December 31, 2025, and 2024.

Depreciation expense was $1,726,901 and $1,332,405 for the years ended December 31, 2025, and 2024, respectively, and is included in the statements of operations.

A summary of the Company's property and equipment is shown below

Property Type	Useful Life in Years	2025	2024
Computer Equipment	5	499,890	295,565
Office Furniture and Equipment	5	439,901	395,467
Other Equipment	5-7	2,056,652	1,958,517
Leasehold Improvements	10-15	10,579,156	10,147,661
Construction in Progress	-	119,826	205,748
Equipment Held under Finance Lease	5	2,540,821	1,875,098
Less Accumulated Depreciation	-	(6,177,763)	(4,481,952)
Totals	-	**10,058,483**	**10,396,104**

Right of Use Assets

The Company recognizes right-of-use ("ROU") assets for its operating leases in accordance with ASC 842. ROU assets represent the Company's right to use specified underlying assets over the lease term. They are initially measured at the amount of the initial lease liability, adjusted for prepaid lease payments, initial direct costs, and lease incentives received.

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ROU assets are subsequently measured at cost, net of accumulated amortization and any impairment losses. Amortization is recognized on a straight-line basis over the lease term. Significant judgments in measuring ROU assets include determining whether a contract contains a lease, evaluating the lease term when renewal or termination options are present, and assessing the impact of any residual value guarantees.

The related operating lease liabilities are presented separately on the balance sheet, with operating lease expenses recognized in the income statement and further described in Note 4. As of December 31, 2025, and 2024, the balances amounted to $10,931,913 and $6,897,624, respectively.

Intangible Assets-Brand Rights

Brand rights intangible assets are recorded at cost and represent amounts paid for the right to operate under third-party brand rights agreements. These assets typically consist of licenses and trademarks that grant the Company the right to use the 151 Coffee brand in each of its stores. Brand rights intangible assets are presented separately on the Company's balance sheet and amortized on a straight-line basis over the estimated useful life for each of the stores. The Company evaluates the carrying amounts of brand rights and intangible assets when events or changes in circumstances indicate that the carrying value may not be recoverable. If impairment indicators are present, the Company performs an evaluation and recognizes any necessary impairment charge in the period identified. The Company applies relevant GAAP guidance, including ASC 350, Intangibles-Goodwill and Other, in accounting for these assets

Amortization expenses of $10,033 and $7,758 were recorded in the statements of operations for the years ended December 31, 2025, and 2024, respectively.

A summary of the Company's intangible assets is shown below.

Property Type	Useful Life in Years	2025	2024
Brand Rights	30	7,500,000	6,125,000
Accumulated Amortization	-	(24,265)	(14,233)
Totals		**7,475,735**	**6,110,767**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition", following the procedures:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling coffee, other specialty beverages, food and more to customers at its physical store locations through walk-up and drive-thru interactions. The Company's payments are collected at the time of service. The Company's primary performance obligation is to prepare and deliver the purchased product to the customer.

Revenue is recognized at the time the product is delivered, which coincides with the satisfaction of the Company's performance obligation. Coincident with revenue recognition, the Company records estimated returns, if any, as a reduction of revenue. Revenue is also reported net of discounts, which primarily consist of promotional price reductions and customer loyalty incentives provided to encourage repeat purchases.

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The Company also sells gift cards, which represent advance payments for future purchases. Upon sale, the proceeds from gift cards are recorded as a contract liability (gift card liability), classified as unearned revenue on the balance sheet until the cards are redeemed by customers. Revenue related to gift cards is recognized when the cards are redeemed and the products are delivered, thereby satisfying the related performance obligation. Unredeemed gift card balances remain recorded as contract liabilities and are recognized as revenue upon redemption or when the likelihood of future redemption becomes remote, in accordance with the Company's gift card breakage policy. As of December 31, 2025, and 2024, unearned revenue pertaining to gift card liabilities amounted to $359,869 and $275,314, respectively.

Selling, General and Administrative

Selling, general, and administrative expenses not directly related to the Company's core products or services principally represent costs required to support store operations and broader business functions. These expenses include coffee equipment repairs, facility and grounds maintenance, professional fees, operating lease expense, employee compensation, credit card processing fees, property taxes, and utilities. The category also encompasses office and store supplies necessary for maintaining operations and ensuring compliance with health and safety standards. Advertising costs, which are included in SG&A expenses, totaled $17,860 and $87,423 as of December 31, 2025, and December 31, 2024, respectively.

Income Taxes

The Company is a pass-through entity, and therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Non-current liabilities include a term loan obtained in 2022, with outstanding principal balances of $6,054,624 and $5,614,244 as of December 31, 2025, and 2024, respectively, and a line of credit, also established in 2022, with outstanding principal balances of $3,309,854 and $2,578,924 as of December 31, 2025, and 2024, respectively. Both borrowings were extended to the Company by its sole member, Wattles Capital Management, LLC. Further details regarding the terms and conditions of these loans are disclosed in Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES AND COMPLIANCE WITH LAWS AND REGULATIONS

In November 2024, the Company received a notice from the Internal Revenue Service concerning compliance with the requirement to offer minimum essential health coverage to employees for the period ended December 31, 2021. The Company is currently reassessing its full-time employee count for that period to determine its status under the Affordable Care Act and the applicability of the inquiry. If it is determined that the Company should have offered minimum essential coverage but did not, penalties or corrective actions may result. As of December 31, 2025, the outcome and any potential financial impact cannot be reasonably estimated. Except for this matter, the Company is not involved in, nor aware of, any pending or threatened litigation against itself or its officers, and continues to comply with all applicable laws and regulations.

151 Coffee, LLC
Notes to the Audited Financial Statements
December 31st, 2025 and December 31, 2024

Leases

The Company maintains finance leases mainly for store equipment used in operations, with agreements executed between 2020 and 2025. Lease terms and payments vary by arrangement, with discount rates ranging from 7% to 15% depending on the specific lease.

The Company also has operating leases for land and for land and buildings at store locations, with agreements signed between 2016 and 2025. Lease payments vary by agreement, typically increase at specified intervals, and discount rates range from 8% to 14%, depending on the lease.

A summary as of December 31, 2025, of the above operating and finance lease information, primarily as to related expenses, cash flows, and liabilities, is shown below:

		Finance Lease	**Operating Lease**
Lease expense			
Finance lease Interest expense		152,208	-
Operating Lease Expense		-	1,638,807
Other Information			
Operating cash flows from operating leases		-	1,520,560
Operating cash flows from finance leases (Interest)		152,208	-
Financing cash flows from finance leases (principal portion)		357,109	-
Assets obtained in exchange for new finance lease liabilities		665,421	-
ROU assets obtained in exchange for new operating lease liabilities			4,545,568
Weighted-average remaining lease term in years for operating leases		-	11.9
Weighted-average discount rate for operating leases		-	11%
Weighted-average remaining lease term in years for finance leases		3.4	-
Weighted-average discount rate for finance leases		11%	-
Maturity Analysis			
	2026	558,666	1,794,344
	2027	520,032	1,794,348
	2028	371,883	1,795,716
	2029	194,675	1,814,888
	2030	58,927	1,728,146
	Thereafter	-	12,545,066
Total undiscounted cash flows		1,704,183	21,477,508
Less: Present value discount		(283,452)	(9,661,490)
Total lease liabilities		1,420,731	11,816,018

NOTE 5 – LIABILITIES AND DEBT

Loans

In June 2020, the Company was granted an Economic Injury Disaster Loan (EIDL) with a principal amount of $150,000. The loan bears interest at an annual rate of 3.8% and matures in December 2025. The Company makes fixed monthly payments of $731, which are allocated first to accrued interest based on the outstanding principal balance, with the remainder applied to reduce principal.

In May 2020, the Company was granted a Paycheck Protection Program (PPP) loan with a principal amount of $385,000. The loan bears interest at an annual rate of 1% and matured in June 2025. The Company is obligated to make fixed monthly payments of $3,055, which are allocated to accrued interest and principal reduction over the term of the loan. As of December 31, 2024, the outstanding balance was $15,238. As of December 31, 2025, the loan was fully paid off.

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In March 2021, the Company entered into a loan agreement with Dillanos with a principal amount of $1,000,000. The loan bears interest at an annual rate of 8% and matures in February 2026. Under the terms of the agreement, the Company is required to make monthly interest payments, with no principal payments due until maturity. The full principal balance of $1,000,000 remains payable at the maturity date.

Loans- Related Party

In 2022, the Company entered into a loan agreement with Wattles Capital Management, LLC (WCM) with an initial principal balance of $2,057,993. Between 2022 and 2023, the Company made additional borrowings totaling $2,942,007, resulting in an aggregate outstanding principal of $5,000,000.

Borrowings under the agreement bear interest at an annual rate of 10% as of December 31, 2025, and 2024. Interest accrues monthly, and no periodic payments of principal or interest are required during the term of the loan. The full outstanding balance, including accrued interest, is payable in a lump sum upon maturity in 2027. Interest is payable in kind ("PIK"), meaning that accrued interest is added to the outstanding balance rather than paid in cash.

As of December 31, 2025, and 2024, the outstanding balance of the loan, including capitalized PIK interest, amounted to $6,054,624 and $5,614,244, respectively, of which $1,054,624 and $614,244, respectively, relates to unpaid, capitalized PIK interest.

Additionally, in 2022, the Company entered into a revolving line of credit agreement with WCM, providing for maximum borrowings of up to $5,000,000. During 2024, the Company drew $1,350,000, and in 2025, an additional $450,000. Borrowings under the line bear interest at an annual rate of 10%, accrue monthly, and do not require periodic payments of principal or interest during the term. The full outstanding balance, including accrued interest, is payable in a lump sum upon maturity in 2028, with interest also payable in kind and added to the outstanding balance. As of December 31, 2025, and 2024, the outstanding balance of the line of credit, including capitalized PIK interest, amounted to $3,309,855 and $2,578,924, respectively, of which $489,112 and $208,181, respectively, relate to unpaid, capitalized PIK interest.

Details of the Company's loans are presented below:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025			For the Year Ended December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan	385,000	1%	2025	-	-	-	15,234	-	15,234
EIDL Loan	150,000	4%	2025	-	150,004	150,004	-	150,004	150,004
Dillanos Loan	1,000,000	8%	2026	1,000,000	-	1,000,000	-	1,000,000	1,000,000
WCM Term	5,614,244 as of 12/31/2024 and 6,054,624 as of 12/31/2025	10%	2027	-	6,054,624	6,054,624	-	5,614,244	5,614,244
WCM LOC	2,578,924 as of 12/31/2024 and 3,309,854 as of 12/31/2025	10%	2028	-	3,309,854	3,309,854	-	2,578,924	2,578,924
Total				1,000,000	9,514,482	10,514,482	15,234	9,343,172	9,358,406

**5 Year Debt
Maturities**

2026	1,000,000
2027	6,056,574
2028	3,313,027
2029	3,311
2030	3,438
2031 and Beyond	138,132
Totals	**$10,514,482**

NOTE 6 – EQUITY

The Company is a limited liability company that is wholly owned by WCM. Members' equity represents WCM's investment in the Company and consists of the initial capital contributions and cumulative net income or loss. As a single-member LLC, all equity interests are held by WCM, and no other members or classes of ownership exist.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2026, the date these financial statements were available to be issued.

Equity Financing Activities

During the first quarter of 2026, the Company completed a Regulation Crowdfunding ("Reg CF") offering, generating gross proceeds of $3.0 million. Management has indicated its intent to pursue additional equity financing through future crowdfunding offerings to support the Company's operations and growth initiatives.